3/28


05006852

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME African Bank Investments Ltd

*CURRENT ADDRESS ______________________

____

____

PROCESSED
MAR 2 9 2005
THOMSON FINANCIAL

**FORMER NAME ______________________

**NEW ADDRESS ______________________

____

____

FILE NO. 82- 34828 FISCAL YEAR 9-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 3/28/05

African Bank Investments Limited



AFRICAN
BANK

Investor presentation

For the year ended 30 September 2004


AFRICAN
BANK

contents

www.africanbank.co.za

- *Headline earnings per share of 161,6 cents (2003: 140,4 cents)*
- *Return on Assets of 11,6% (2003: 10,6%)*
- *Improved capital management and operating performance lift Return on Equity to 31,3% (2003: 25,9%)*
- *R684 million to shareholders – total ordinary dividends declared up 64% to 92 cents and special dividend of 53 cents declared*
- *Sales up by 25%, resulting in steady increase of 13% in lending books*
- *Continued positive change in product mix lifts total margins and revenues*
- *Bad debt to margin 19,4% (2003: 19,4%)*
- *Operating costs down R90 million resulting in cost to advances ratio of 18,5% (2003: 19,1%)*
- *Effective tax rate of 42,4% (2003: 37,4%), affected by R100 million in STC payments*
- *Long-term credit rating upgrade to "A" reduces funding costs to 12,7% (2003: 14,5%)*
- *Free cash reserves of R1,9 billion (2003: R1,1 billion)*

Return on assets


16
14
12
10
8
6
4
2
0
%
13,9
8,9
10,6
11,6
2001
2002
2003
2004
Return on assets
Target

Return on equity


35
30
25
20
15
10
5
0
%
31,6
23,2
25,9
31,3
2001
2002
2003
2004
Return on equity
Target

Dividends per share


180
160
140
120
100
80
60
40
20
0
Cents
25
30
56
100
92
53
2001
2002
2003
2004
Ordinary dividends
Special dividends

Profile and purpose

AFRICAN BANK

African Bank Investments Limited ("ABIL"), is a publicly quoted bank-controlling company listed on the JSE Securities Exchange South Africa.

OUR MISSION IS TO CREATE CHOICE, OPPORTUNITY AND GROWTH THROUGH THE RESPONSIBLE PROVISION OF CREDIT.

The main focus of the group is to underwrite unsecured credit risk through the provision of personal loans to the formally employed emerging market. ABIL has been a leader in the development of this market, and has to date focused on building a business of critical mass (1,4 million loan customers) with a broad distribution base as well as developing reliable credit scoring models and efficient collection methods. During this process the market has been through various evolutionary stages, from a simple "one size fits all" payroll deduction loan to the focus on individual retail debit order style loans that incorporate and allow greater risk and price segmentation.

ABIL acknowledges that the market in which it operates will inevitably enter new phases, fuelled by competitive entrants from the big banks, and therefore ABIL's early mover competitive advantage will be challenged. ABIL's ability to sustain its position of market leadership will be dependent upon the choices it provides to customers in respect of levels of service, speed of delivery, competitive pricing as well as flexible and innovative product offering.

In addition ABIL recognises that the provision of credit has a delicate balance in terms of its impact on society. In the past, a large portion of our society has survived on a wage and cash-based existence without access to financial products and credit. ABIL believes that the responsible provision of credit allows people to:

- *Harness and leverage today's ideas and energy, and to make repayments out of the future fruits of these actions.*
- *Manage short-term unpredictable and variable expenditures against steady income streams.*
- *Make realistic lifestyle investments and improvements and repay these out of future income streams.*

However, we also recognise that pushed too far, this can create a future burden of over-indebtedness that outweighs the benefit and utility that the initial credit provides.

Key to our lending process is the assessment of an individual's creditability and our capability to price our products for the cost of doing business (operating expenses) and the risk of doing business (bad debts) in order to earn a return on assets which, geared through an appropriate capital structure, will achieve our targeted returns on equity for the providers of capital to this business.

ABIL is committed to being a leader in the continued development of the credit market, through improved price segmentation, product innovation and simplification, coupled with reduced operating costs which will enable the group to ***drive down the cost of credit****.*

Complementary to this is our commitment to a set of transparent values and ethics that is embraced by ABIL in the pursuit of its objectives and which respects the rights of our customers and the choices they make when dealing with the organisation.

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)
(ISIN : ZAE000030060)
("ABIL")

DEALINGS BY DIRECTORS

ABIL advises that, in accordance with rules 3.63 to 3.66 of the Listings Requirements of the JSE Securities Exchange South Africa, it has been informed of the following:

Director	:Gordon Schachat
Company	:ABIL
Office held	:Executive Deputy Chairman
Nature of transaction	:Sale of shares
Number of shares	:950 000
Average Selling price	:1681 cps
Dates of transaction	:10 December 2004
Total value of Sale Transaction	:R15 972 250
Security class	:Ordinary shares
Nature and extent of director's interest	:Indirect Beneficial
Clearance	:The required clearance per rule 3.66 has been obtained

Gordon Schachat still holds, after the above transaction, 10 000 000 ABIL shares

Midrand
14 December 2004
Sponsor
Deutsche Securities (SA) (Proprietary) Limited

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)
(ISIN : ZAE000030060)
("ABIL")

DEALINGS BY DIRECTOR

ABIL advises that, in accordance with rules 3.63 to 3.66 of the Listings Requirements of the JSE Securities Exchange South Africa, it has been informed of the following:

Director	:Dawn Marole
Company	:ABIL
Office held	:Executive Director
Nature of transaction	:Exercise of shares in terms of an option granted on 8 December 2003
Number of options	:340 000
Option strike price	:626 cps
Date of transaction	:8 December 2004
Period of vesting	:The options had vested by 8 December 2004
Delivery periods	:No earlier than the various vesting periods but no later than 8 December 2010
Total value of Transaction	:R2 128 400.00
Security class	:Ordinary shares
Nature and extent of director's interest	:Direct Beneficial
Clearance	:The required clearance per rule 3.66 was obtained

Director	:Dawn Marole
Company	:ABIL
Office held	:Executive Director
Nature of transaction	:Delivery of shares in terms of an option granted on 8 December 2003 and subsequent sale of shares
Number of options	:340 000
Option strike price	:626 cps
Average selling price	:1634 cps
Date of transactions	:8th and 9th December 2004
Period of vesting	:The options had vested by 8 December 2004

Delivery periods	:No earlier than the various vesting periods but no later than 8 December 2010
Total value of Sale Transaction	:R5 555 326.40
Security class	:Ordinary shares
Nature and extent of director's interest	:Direct Beneficial
Clearance	:The required clearance per rule 3.66 was obtained

Midrand
10 December 2004
Sponsor
Deutsche Securities (SA) (Proprietary) Limited

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)
(ISIN : ZAE000030060)
("ABIL")

DEALINGS BY AN ASSOCIATE OF A DIRECTOR

ABIL advises that, in accordance with rules 3.63 to 3.66 of the Listings Requirements of the JSE Securities Exchange South Africa, it has been informed of the following:

Director	:Steven Levitt
Company	:ABIL
Office held	:Non-Executive Director
Nature of transaction	:Sale of shares
Number of options	:5 000
Selling price	:1765 cps
Date of transaction	:3 December 2004
Total value of Sale Transaction	:R88 250
Security class	:Ordinary shares
Nature and extent of director's interest	:Indirect Beneficial
Clearance	:The required clearance per rule 3.66 has been obtained

Midrand
14 December 2004
Sponsor
Deutsche Securities (SA) (Proprietary) Limited

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)
(ISIN : ZAE000030060)
("ABIL")

DEALINGS BY DIRECTORS

ABIL advises that, in accordance with rules 3.63 to 3.66 of the Listings Requirements of the JSE Securities Exchange South Africa, it has been informed of the following:

Director	:Antonio Fourie
Company	:ABIL
Office held	:Executive Director
Nature of transaction	:Delivery of shares in terms of an option granted on 28 August 2003 and subsequent sale of shares
Number of options	:340 000
Option strike price	:535 cps
Selling price	:1770 cps
Date of transaction	:2 December 2004
Period of vesting	:The options had vested by 28 August 2004
Delivery periods	:No earlier than the various vesting periods but no later than 28 August 2010
Total value of Sale Transaction	:R6 018 000
Security class	:Ordinary shares
Nature and extent of director's interest	:Direct Beneficial
Clearance	:The required clearance per rule 3.66 has been obtained

Director	:Johan de Ridder
Company	:ABIL
Office held	:Executive Director
Nature of transaction	:Delivery of shares in terms of an option accepted on 30 September 2003
Number of options	:200 000
Option strike price	:535 cps
Total value of transaction	:R1 070 000
Date of transaction	:3 December 2004
Period of vesting	:The options had vested on 30 September 2004
Delivery periods	:No earlier than the various vesting periods but no later than 30 September 2010

Security class	:Ordinary shares
Nature and extent of director's interest	:Indirect Beneficial
Clearance	:The required clearance per rule 3.66 has been obtained

Midrand
3 December 2004
Sponsor
Deutsche Securities (SA) (Proprietary) Limited

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)
(ISIN : ZAE000030060)
("ABIL")

DEALINGS BY DIRECTORS

ABIL advises that, in accordance with rules 3.63 to 3.66 of the Listings Requirements of the JSE Securities Exchange South Africa, it has been informed of the following:

Director	:Bheki Shongwe
Company	:ABIL
Office held	:Independent Non-Executive Director
Nature of transaction	:Purchase of Shares
Number of shares	:10 000
Purchase prices	:1495 cps
Total value of transaction	:R149 500
Date of transaction	:17 November 2004
Date on which ABIL was notified	:29 November 2004
Security class	:Ordinary shares
Nature and extent of director's interest	:Direct Beneficial
Clearance	:The Company policy on obtaining clearance to deal in accordance with Listings Requirement 3.66 requires the approval of two designated directors. Whilst approval was sought prior to the transaction date, the transaction was effected before approval was granted. The date of approval was 18 November 2004.

The Board of Directors of ABIL has been notified and will review the circumstances around this transaction.

Midrand
30 November 2004
Sponsor
Deutsche Securities (SA) (Proprietary) Limited

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)
(ISIN : ZAE000030060)
("ABIL")

DEALINGS BY DIRECTORS

ABIL advises that, in accordance with rules 3.63 to 3.66 of the Listings Requirements of the JSE Securities Exchange South Africa, it has been informed of the following:

Director	:Leon Kirkinis
Company	:ABIL
Office held	:Chief Executive Officer
Nature of transaction	:Delivery of shares in terms of options accepted on 30 September 2003 and exercised on 9 December 2003
Number of options	:500 000
Option strike price	:535 cps
Total value of transaction	:R2 675 000
Date of transaction	:24 November 2004
Period of vesting	:The options had vested on 30 September 2004
Delivery periods	:No earlier than the various vesting periods but no later than 30 September 2010 (delete - not applicable)
Security class	:Ordinary shares
Nature and extent of director's interest	:Indirect Beneficial
Clearance	:The required clearance per rule 3.66 was obtained

Director	:Gordon Schachat
Company	:ABIL
Office held	:Executive Deputy Chairman
Nature of transaction	:Delivery of shares in terms of options accepted on 30 September 2003 and exercised on 9 December 2003
Number of options	:400 000
Option strike price	:535 cps
Total value of transaction	:R2 140 000
Date of transaction	:24 November 2004
Period of vesting	:The options had vested on 30 September 2004

Delivery periods	:No earlier than the various vesting periods but no later than 30 September 2010(Delete - N/A)
Security class	:Ordinary shares
Nature and extent of director's interest	:Indirect Beneficial
Clearance	:The required clearance per rule 3.66 was obtained

Director	:David Woollam
Company	:ABIL
Office held	:Financial Director
Nature of transaction	:Delivery of shares in terms of options accepted on 22 November 2002 and exercised on 24 December 2003
Number of options	:500 000
Option strike price	:450 cps
Total value of transaction	:R2 250 000
Date of transaction	:24 November 2004
Period of vesting	:The options had vested on 22 November 2004
Delivery periods	:No earlier than the various vesting periods but no later than 22 November 2009 (delete - N/A)
Security class	:Ordinary shares
Nature and extent of director's interest	:Direct Beneficial
Clearance	:The required clearance per rule 3.66 was obtained

Nature of transaction	:Delivery of shares in terms of options accepted on 30 September 2003 and exercised on 24 December 2003
Number of options	:200 000 respectively
Option strike price	:535 cps respectively
Total value of transaction	:R1 070 000
Date of transaction	:24 November 2004
Period of vesting	:The options had vested on 30 September 2004
Delivery periods	:No earlier than the various vesting periods but no later than 30 September 2010 (delete - n/a)
Security class	:Ordinary shares
Nature and extent of director's interest	:Direct Beneficial
Clearance	:The required clearance per rule 3.66 was obtained

Midrand
25 November 2004
Sponsor
Deutsche Securities (SA) (Proprietary) Limited

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)
(ISIN : ZAE000030060)
("ABIL")

DEALINGS BY DIRECTOR

ABIL advises that, in accordance with rules 3.63 to 3.66 of the Listings Requirements of the JSE Securities Exchange South Africa, it has been informed of the following:

Director	:Tami Sokutu
Company	:ABIL
Office held	:Executive Director
Nature of transaction	:Exercise of shares in terms of an option granted on 30 September 2003
Number of options	:600 000
Option strike price	:535 cps
Date of transaction	:18 November 2004
Period of vesting	:The options had vested by 30 September 2004
Delivery periods	:No earlier than the various vesting periods but no later than 30 September 2010
Total value of Sale Transaction	:R3 210 000.00
Security class	:Ordinary shares
Nature and extent of director's interest	:Direct Beneficial
Clearance	:The required clearance per rule 3.66 was obtained

Director	:Tami Sokutu
Company	:ABIL
Office held	:Executive Director
Nature of transaction	:Delivery of shares in terms of an option granted on 30 September 2003 and subsequent sale of shares
Number of options	:600 000
Option strike price	:535 cps
Average selling price	:1482,80 cps
Date of transactions	:18 and 19 November 2004
Period of vesting	:The options had vested by 30 September 2004

Delivery periods	:No earlier than the various vesting periods but no later than 30 September 2010
Total value of Sale Transaction	:R8 896 813,07
Security class	:Ordinary shares
Nature and extent of director's interest	:Direct Beneficial
Clearance	:The required clearance per rule 3.66 was obtained

Midrand
22 November 2004
Sponsor
Deutsche Securities (SA) (Proprietary) Limited

RECEIVED
2005 MAR 28 A 11:33

PRESS RELEASE 15 November 2004

ABIL – Consistent and steady performance

The positive economic environment in South Africa over the past twelve months has been conducive to a consistent and steady performance of ABIL's businesses. "This, together with tightened operating focus on the main drivers of the business, has enabled the group to deliver its targeted return on equity for shareholders", says Leon Kirkinis, ABIL CEO.

Headline earnings per share increased by 15% from 140,4 cents to 161,6 cents per share. Return on equity improved to 31,3% (2003: 25,9%) and return on assets increased to 11,6% (2003: 10,6%). The major drivers of these results were higher margins and increased sales, and lower bad debts, operating costs and financing costs. These combined to produce a 23% increase in profit before tax from R1 066 million to R1 311

million. Profit after tax was affected by R100 million in STC payments during 2004.

The ABIL board has declared a final dividend of 57 cents per share, bringing the total ordinary dividend for the year to 92 cents, a 64% increase on 2003. The group will also pay a special dividend of 53 cents per share on 13 December 2004.

The total yield on advances improved from 52,9% to 60,3% on the back of the continuing change in the mix of the lending portfolio towards retail debit order loans as well as the decline in low yielding pay down books. "Looking forward, the overall yield is expected to remain largely steady for the next twelve months," says Kirkinis.

In terms of **sales**, new loans granted increased by 25% to R4, 4 billion over the prior period, growing the lending books by 13%. This growth in lending books was largely offset by a 34% decline in the pay down books, still however resulting in a net growth in gross interest-bearing advances of 4% to R5, 1 billion, reversing the declining trends of the past few years. Looking forward to 2005, the group expects to grow sales between 10% and 20%, depending on market conditions and legislative developments.

The charge for **bad debts** was 9% higher on the back of the changing portfolio mix, increased sales and an increased weighting of Credit Indemnity and Miner's Credit in the overall portfolio, but remained steady as a percentage of interest margin at 19,4%.NPLs continued to fall steadily and decreased by R379 million due to a positive credit environment, aggressive write-offs against provisions and increased cash collections and rehabilitation on the non-performing portfolios. Provision coverage of 73,8% has been maintained.

Operating cost expenditure fell by 9% to R946 million (2003: R1 036 million) over the period, with the majority of the savings achieved in the second half of the year. The cost-to-income ratio improved from 36,2% to 30,8% and the cost-to-advances ratio from 19,1% to 18,5%. The group is committed to bringing this ratio down towards the 17% level over the medium term.

Kirkinis concludes," Economic conditions are expected to remain positive over the next twelve months and ABIL is committed and confident to again at least achieve its objectives of a 30% return on equity and a 10% return on assets for the full year to 30 September 2005."

Ends

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)(ISIN code: ZAE000030060)
("ABIL")

Agreement between Gilt Edged Management Services (Pty) Limited ("GEMS") and the Directorate of Special Operations

GEMS, a discontinued business in the Theta Investments Group, which is a subsidiary of ABIL, reached agreement today with the Directorate of Special Operations (DSO) regarding certain charges against the company. This agreement followed two years of investigation by the DSO into transgressions by certain officers of GEMS during a period from 1999-2002. The transgressions involved payments to officials of South African Municipal Workers Union (SAMWU) for assistance provided in the sourcing of loan business with union members for the company.

GEMS has, in terms of the plea bargain agreement reached with the State, pleaded guilty to two counts of corruption, as the officials concerned committed the offences in their capacity as employees of the company. In terms of the agreement, GEMS agreed to pay a fine of R5 million.

Prior to the ABIL-group becoming aware of the DSO's allegations, the decision had already been taken to close the GEMS business down and the process of winding down the GEMS operation had been initiated. ABIL took the following steps after being made aware of the allegations under the Act by the DSO:

- All payment arrangements between GEMS and union officials were terminated with immediate effect;
- A new management team was put in place, and
- The business has since been closed down.

As certain GEMS clients may have taken loans on potentially less favourable terms from GEMS than competitive offers available to them at the time from SAMWU preferred providers, GEMS has further agreed to compensate all municipal clients who had taken out loans during the period based on interest rate differentials ruling at the time. The matter involves 34 000 clients and a potential cumulative claim over the past 5 years of R60,1 million. GEMS has an net asset value of R23 million and will therefore not have sufficient financial resources to deal with the entire claim and in the interest of justice to consumers, ABIL will ensure that it covers GEMS' obligations to the extent necessary. ABIL has approximately 1,5 million clients on a group-wide basis.

CEO of ABIL, Leon Kirkinis, comments, "This plea bargain was entered into by GEMS because evidence of wrongdoing by certain ex-GEMS employees and SAMWU officials emerged from the DSO investigation. Even though no criminal conduct was authorised, we concluded that GEMS remains responsible for the actions of its employees and officers in that capacity. The plea bargain was structured to ensure that any clients who may have been prejudiced by the illegal activities of the GEMS staff, are compensated."

In terms of the agreement between GEMS and the State all affected customers will be approached on an individual basis to claim their compensation, in accordance with agreed procedures. Compensation will first be set off against any indebtedness the customer may have with GEMS or any other ABIL subsidiary. Any balance remaining will be paid out to the customer. The process will commence in January 2005 and is expected to be largely completed within the next 20 months. Clients are encouraged to call a dedicated call centre set up for this purpose at 011 256 9106, to register their interest.

Kirkinis said that the actions by the ex-employees of GEMS were in direct conflict with the way the group conducts its business. The group strongly condemns the actions of these ex-employees and will provide its continuing full cooperation to authorities in any prosecution of the individuals involved.

ABIL is due to release its financial results for the 2004 financial year on 15 November. The financial impact of this settlement will not affect the group's previously stated targeted return on equity of 30% and return on assets of 10% for the current financial year, and will not have a material effect on these returns in the future.

Sandton
10 November 2004
Sponsor

Deutsche Securities (SA) (Proprietary) Limited

		% change	Reviewed 12 months ended 30 Sep 04	Audited 12 months ended 30 Sep 03
KEY SHAREHOLDER RATIOS				
Headline earnings	R000	12	**762 085**	680 059
Headline earnings per share	cents	15	**161,6**	140,4
Attributable earnings	R000	15	**755 961**	659 902
Attributable earnings per share	cents	18	**160,3**	136,2
Number of shares in issue (net of treasury shares)	000		**472 307**	474 210
Weighted average number of shares*	000		**471 601**	484 398
Net asset value per share	cents	(5)	**559,1**	588,1
Dividends per share				
Interim – paid	cents	40	**35**	25
Final – declared	cents	84	**57**	31
Total ordinary dividends		64	**92**	56
Special dividend – declared	cents		**53**	100
Total dividends	cents		**145**	156
Dividend cover (ordinary dividends vs headline earnings)	times		**1,76**	2,51
PERFORMANCE RATIOS (PER RoE MODEL)				
Gross income yield on advances book	%		**60,3**	52,9
Bad debt expense to average advances	%		**9,5**	8,2
Risk-adjusted yield	%		**50,8**	44,7
Cost to income	%		**30,8**	36,2
Cost to advances	%		**18,5**	19,1
Effective tax rate (including indirect taxes)	%		**42,4**	37,4
Return on assets	%		**11,6**	10,6
Return on equity	%		**31,3**	25,9
ASSET AND CREDIT QUALITY RATIOS				
Gross advances	R000	(3)	**6 129 265**	6 314 097
Lending books		13	**4 685 346**	4 131 183
Pay down books		(34)	**1 443 919**	2 182 914
Average gross interest-bearing advances		(6)	**5 101 359**	5 414 818
Total NPLs		(14)	**2 246 104**	2 625 275
Total provisions (including insurance reserves)	R000	(15)	**1 657 493**	1 961 016
NPLs to gross advances	%		**36,6**	41,6
Total provisions as a % of gross advances	%		**27,0**	31,1
NPL coverage	%		**73,8**	74,7
Bad debt write-offs to average gross advances	%		**13,5**	13,1
CAPITAL RATIOS				
African Bank capital adequacy	%		**34,7**	40,8
Tier 1	%		**33,1**	38,4
Tier 2	%		**1,7**	2,4
ABIL group capital adequacy	%		**40,4**	44,5
COST OF FUNDS				
Average cost of funds	%		**12,7**	14,5

* 20 million shares were repurchased in May 2003 and subsequently cancelled



The positive economic environment over the past twelve months has been conducive to a consistent and steady performance of ABIL's businesses. This, together with tightened operating focus on the main drivers of the business, has enabled the group to deliver its targeted return on equity for shareholders. Headline earnings per share increased by 15% to 161,6 cents (2003: 140,4 cents) and fully diluted headline earnings by 11% to 155,7 cents (2003: 139,7 cents). Return on equity improved to 31,3% (2003: 25,9%). Return on assets increased to 11,6% (2003: 10,6%). The major drivers of these results were:

MARGINS – The continuing change in the mix of the lending portfolio towards retail debit order loans as well as the decline in low yielding pay down books provided for a substantial improvement in the total yield on advances from 52,9% to 60,3%. Margins were enhanced further by increased contributions from the higher yielding businesses of Credit Indemnity and Miners Credit. Total revenue grew by 7% to R3 074 million (2003: R2 866 million).

SALES – New loans granted increased by 25% to R4,4 billion over the prior period, growing the lending books by 13%. This growth in lending books was largely offset by a 34% decline in the pay down books, still however resulting in a net growth in gross interest-bearing advances of 4% to R5,1 billion, reversing the declining trends of the past few years.

BAD DEBTS – The charge for bad debts was 9% higher at R484 million on the back of the changing portfolio mix, increased sales and an increased weighting of Credit Indemnity and Miners Credit in the overall portfolio. Given that the group focuses on risk-adjusted returns in its pricing methodology, the charge as a percentage of interest margin has remained steady at 19,4% and is within the targeted 19% to 20% of the underwriting models. Provision coverage of 73,8% (2003: 74,7%) has been maintained.

OPERATING COSTS – Expenditure fell by 9% to R946 million (2003: R1 036 million) over the period, with the majority of the savings achieved in the second half of the year. The cost-to-income ratio improved from 36,2% to 30,8% and the cost-to-advances ratio from 19,1% to 18,5%. The group is committed to bringing this ratio down towards the 17% level over the medium term.

NET FINANCING COSTS – The average cost of funds fell from 14,5% to 12,7% due to the favourable interest rate environment and the credit ratings upgrade from Moody's Investors Service in the second half of 2004. This was partially offset by low returns on surplus cash invested in the interbank market.

The above drivers combined to produce a 23% increase in profit before tax to R1 311 million (2003: R1 066 million).

TAXATION – The total taxation charge increased from 37,4% to 42,4% due mainly to the additional Secondary Tax on Companies charge on the special dividend declared at the end of 2003.

SEGMENTAL PERFORMANCE

African Bank Retail and Collections increased headline earnings to R608 million (2003: R572 million) as the profits made in the prior year from the acquired Saambou PLB were more than offset by growth in organic earnings generated on the lending books. Credit Indemnity also benefited from growth in sales, increasing loan terms and effective cost control, lifting earnings by 51% to R151 million. Miners Credit experienced similar conditions, increasing its contribution by 56%, while Commercial Vehicle Finance grew earnings by 139% off a low base. The Standard Bank JV increased its profits by 87% on the back of a 65% lift in its advances book.

The discontinued businesses of Gilt Edged Management Services (GEMS), African Contractor Finance and Quatro, are being wound down after their respective models failed to reach critical mass or acceptable returns. ABCommerce, the invoice discounting business, was reclassified under the pay down books in the latter part of the year, after a decision was taken to close down the business, following the discovery of irregular activities by clients of the business, which resulted in unacceptable bad debts being realised. The impact of all these closures is substantially out of the system and should have little effect in 2005.

CAPITAL AND DIVIDENDS

The ABIL board has declared a final dividend of 57 cents and a special dividend of 53 cents per share. This brings the total distribution for the year to R684 million, in line with the group's commitment to return capital in excess of its growth requirements to shareholders. Following a review of the economic capital model, ABIL has reduced the ordinary dividend cover to 1,75 times (from the previously stated 2,0 to 2,5 times) to pay out the profits that are surplus to the level of capital required to fund medium-term asset growth in the lending books. The special dividend represents the release of capital from the pay down books as they are realised into cash.



LOOKING AHEAD

The market in which ABIL operates, has and will continue to be a fast changing one, with evolving client needs, awareness and choices, regulatory and competitive landscape changes and generally improving economic circumstances in its chosen market segments.

ABIL has refined its strategy over the past year to one of focus, adaptability and simplicity, and believes that these will be the key success criteria of the business in the medium term. At the core of this strategy, is the continuous and dynamic trade-off between margin, volume, bad debts and cost absorption.

ABIL is committed to driving its customer and price segmentation strategy, which provides the ability to manage the elasticity of sales volumes in discrete client risk bands, without concomitant increases in bad debts, but with the benefit of better cost absorption and thus the ability to lower prices. This creates further momentum, with again higher sales volumes through better affordability and the removal of detrimental client cross subsidisation between risk bands.

The end result should entrench the long term competitive and sustainable positioning of ABIL in the unsecured credit market, with the objective of both lowering the cost of, and expanding access to credit, whilst maintaining superior returns for shareholders.

In addition to the above, the group will also focus on the following key objectives:

- *Repositioning and optimisation of the distribution network to ensure that the group cost effectively reaches its target market and improves its penetration into markets and areas where it is under-represented.*
- *Search for innovation opportunities that leverage off and add to the core competence of the group.*
- *Driving costs down.*
- *Improved cash collection methodologies to both reduce the dependence on third party mechanisms and improve efficiency of arrears collection processes.*
- *Achievement of employment equity, BEE and Financial Sector Charter requirements.*
- *Adapting to the threats and opportunities of the proposed National Credit Bill.*
- *Simplification of our product suite and improved client service and turnaround times.*
- *Optimising the gearing, capital structures and funding strategies of the group.*

Economic conditions are expected to remain positive over the next twelve months and ABIL is committed and confident to again at least achieve its objectives of a 30% return on equity and a 10% return on assets for the full year to 30 September 2005.

Group balance sheet

as at 30 September 2004


AFRICAN
BANK



R000	*Reviewed 30 September 2004*	*% change*	*Audited 30 September 2003*
Assets			
Fixed assets	**140 026**	(28)	193 719
Investments in associates	**9 997**	7	9 324
Policyholders' investments	**49 611**	(8)	53 682
Goodwill	**14 067**	(31)	20 463
Deferred tax asset	**35 739**	(39)	58 812
Net advances	**4 471 772**	2	4 399 746
Gross advances	**6 129 265**	(3)	6 314 097
Provisions for impairment	**(1 657 493)**	(13)	(1 914 351)
Other assets	**173 689**	58	109 735
Taxation	**6 049**	31	4 625
Statutory assets – Bank and Insurance	**489 929**	2	479 474
Short-term deposits and cash	**1 944 148**	69	1 148 562
Total assets	**7 335 027**	13	6 478 142
Liabilities and equity			
Life fund reserve	**78 659**	(2)	80 326
Loans and debentures	**3 524 135**	57	2 251 180
Liabilities to depositors	**543 945**	(39)	884 485
Other liabilities	**156 117**	(10)	173 094
Deferred tax liability	**11 880**	12	10 576
Taxation	**182 716**	92	95 335
Bank overdraft	**3 989**	> 100	150
Total liabilities	**4 501 441**	29	3 495 146
Ordinary shareholders' equity	**2 640 534**	(5)	2 788 751
Outside shareholders' equity	**–**	(100)	4 541
Secondary capital	**193 052**	2	189 704
Total equity (capital and reserves)	**2 833 586**	(5)	2 982 996
Total liabilities and equity	**7 335 027**	13	6 478 142

Group income statement

for the 12 months ended 30 September 2004

R000	Reviewed 12 months to 30 September 2004	% change	Audited 12 months to 30 September 2003
Revenue			
Interest income on advances	**2 489 582**	8	2 295 519
Net assurance income	**291 088**	18	246 804
Non-interest income	**293 620**	(9)	323 407
Total revenue	**3 074 290**	7	2 865 730
Charge for bad and doubtful advances	**(483 681)**	9	(444 935)
Risk adjusted revenue	**2 590 609**	7	2 420 795
Other interest income	**117 910**	(18)	143 131
Interest expense	**(452 647)**	(2)	(463 685)
Operating costs	**(945 778)**	(9)	(1 036 241)
Net income from operations	**1 310 094**	23	1 064 000
Share of associate companies' income	**673**	(56)	1 529
Net income before taxation	**1 310 767**	23	1 065 529
Indirect taxation: Value-added tax, STC and RSC	**(169 271)**	99	(84 947)
Taxation	**(386 181)**	23	(314 071)
Net income after taxation	**755 315**	13	666 511
Minority interest	**646**	(110)	(6 609)
Net income attributable to ordinary shareholders	**755 961**	15	659 902
HEADLINE EARNINGS AND EARNINGS PER SHARE			
Net income attributable to ordinary shareholders	**755 961**	15	659 902
Adjustments:			
Goodwill amortised	**6 958**		17 691
Other capital items	**(834)**		2 466
Headline earnings	**762 085**	12	680 059
Weighted number of shares in issue (000)*	**471 601**		484 398
Fully diluted number of shares in issue (000)	**489 393**		486 816
Headline earnings per share (cents)	**161,6**	15	140,4
Attributable earnings per share (cents)	**160,3**	18	136,2
Fully diluted headline earnings per share (cents)	**155,7**	11	139,7
Fully diluted attributable earnings per share (cents)	**154,5**	14	135,6
Dividends per share (cents)			
Interim – paid	**35**		25
Final – declared	**57**		31
Total ordinary dividends	**92**	64	56
Special dividend – declared	**53**		100
Total dividends	**145**		156

* 20 million shares were repurchased in May 2003 and subsequently cancelled

Statement of changes in equity

for the 12 months ended 30 September 2004



R000	Share capital	Distributable reserves	Treasury shares and ABIL share trust	Total
Balance at 30 September 2002 (audited)	*12 429*	*2 489 604*	*(68 511)*	*2 433 522*
Dividends paid		*(206 066)*		*(206 066)*
*ABIL share trust transactions (cost)**			*37 849*	*37 849*
Loss incurred on ABIL share trust			*(11 792)*	*(11 792)*
Treasury shares acquired by subsidiary			*(124 664)*	*(124 664)*
Net income for the year		*659 902*		*659 902*
Balance at 30 September 2003 (audited)	**12 429**	**2 943 440**	**(167 118)**	**2 788 751**
Dividends paid		**(788 344)**		**(788 344)**
Cancellation of treasury shares held by subsidiary	**(500)**	**(124 164)**	**124 664**	**0**
CGT on cancellation of treasury shares		**(13 860)**		**(13 860)**
*ABIL share trust transactions (cost)**			**(31 077)**	**(31 077)**
Loss incurred on ABIL share trust			**(70 897)**	**(70 897)**
Net income for the year		**755 961**		**755 961**
Balance at 30 September 2004 (reviewed)	**11 929**	**2 773 033**	**(144 428)**	**2 640 534**

* Shares purchased into the ABIL employee share trust less shares issued to employees

Cash flow statement

for the 12 months ended 30 September 2004

R000	**Reviewed 12 months to 30 September 2004**	*Audited 12 months to 30 September 2003*
Cash generated from operations	**1 972 887**	*1 666 944*
Increase in gross advances	**(661 425)**	*(22 467)*
Increase in working capital	**(88 458)**	*(473 769)*
Normal and indirect taxation paid	**(445 118)**	*(504 427)*
Shareholder payments and transactions	**(904 178)**	*(303 402)*
Cash inflow/(outflow) from investing activities	**15 868**	*(11 661)*
Cash inflow from financing activities (net)	**935 763**	*179 049*
Increase in cash and cash equivalents	**825 339**	*530 267*
Cash and cash equivalents at the beginning of the year	**1 345 881**	*815 614*
Cash and cash equivalents at the end of the year	**2 171 220**	*1 345 881*
Cash and cash equivalents		
Short-term deposits and cash	**1 944 148**	*1 148 562*
Bank overdraft	**(3 989)**	*(150)*
Statutory cash reserves – insurance	**231 061**	*197 469*
	2 171 220	*1 345 881*

Statement of average balances

R000	Closing balance	Average balance	Income/ expense	Rate %
30 SEPTEMBER 2004				
Gross interest-bearing advances	**5 100 184**	**5 101 359**	**2 489 582**	**48,8**
Interest-earning cash and other assets	**2 351 059**	**1 506 033**	**117 910**	**7,8**
Total interest- earning assets	**7 451 243**	**6 607 392**		
Non-interest-bearing gross advances	**1 029 081**	**1 152 854**		
Non-interest-bearing Reserve Bank funds	**83 018**	**83 558**		
Provision for bad debts	**(1 657 493)**	**(1 771 275)**		
Other assets	**429 178**	**469 580**		
Total assets	**7 335 027**	**6 542 109**		
Total interest-bearing liabilities	**4 261 132**	**3 555 144**	**452 647**	**12,7**
Life fund reserves	**78 659**	**84 949**		
Other liabilities	**354 702**	**467 598**		
Total liabilities	**4 694 493**	**4 107 691**		
Ordinary shareholders' equity	**2 640 534**	**2 431 096**		
Outside shareholders' equity	**–**	**3 322**		
Total liabilities and equity	**7 335 027**	**6 542 109**		
30 SEPTEMBER 2003				
Gross interest-bearing advances	4 898 797	5 414 818	2 295 519	42,4
Interest-earning cash and other assets	1 551 465	1 221 827	143 131	11,7
Total interest-earning assets	6 450 262	6 636 645		
Non-interest-bearing gross advances	1 415 300	1 256 600		
Non-interest-bearing Reserve Bank funds	76 571	83 310		
Provision for bad debts	(1 914 351)	(2 097 691)		
Other assets	450 360	565 592		
Total assets	6 478 142	6 444 456		
Total interest-bearing liabilities	3 325 519	3 202 418	463 685	14,5
Life fund reserves	80 326	92 694		
Other liabilities	279 005	478 707		
Total liabilities	3 684 850	3 773 818		
Ordinary shareholders' equity	2 788 751	2 628 211		
Outside shareholders' equity	4 541	42 426		
Total liabilities and equity	6 478 142	6 444 456		

Return on assets and return on equity model


AFRICAN
BANK

for the 12 months ended 30 September 2004



R million	12 months September 2004	12 months September 2003	12 months September 2002	
Interest income on advances	**2 490**	2 296	2 005	Interest/advances
Net assurance income	**291**	247	260	Assurance/advances
Non-interest income	**294**	323	300	Other income/advances
Total income	**3 074**	2 866	2 565	
Charge for credit losses	**(484)**	(445)	(553)	Bad debts/advances
Risk adjusted income	**2 591**	2 421	2 012	Risk-adjusted yield
Operating expenses	**(946)**	(1 036)	(938)	Opex/advances
Net financing costs	**(335)**	(321)	(306)	Financing costs/advances
Associate and other	**1**	2	7	Associate/advances
Net income before tax	**1 311**	1 066	774	Operating margin
Taxation (including VAT, STC and RSC)	**(555)**	(399)	(266)	Tax rate
Net income after tax	**755**	667	508	
Minorities and non-headline	**7**	14	3	Minorities and non-headline
Headline earnings	**762**	680	511	
				Advances/total assets
Average gross interest bearing advances	**5 101**	5 415	5 238	Return on assets
Average total assets	**6 542**	6 444	5 735	Gearing
Average ordinary shareholders' equity	**2 431**	2 628	2 190	Return on equity

	12 months ended 30 September 2004	12 months ended 30 September 2003	12 months ended 30 September 2002
	48,8%	42,4%	38,3%
	5,7%	4,6%	5,0%
	5,8%	6,0%	5,7%
equals	**60,3%**	52,9%	49,0%
less	**(9,5%)**	(8,2%)	(10,6%)
equals	**50,8%**	44,7%	38,4%
less	**(18,5%)**	(19,1%)	(17,9%)
	(6,6%)	(5,9%)	(5,8%)
	0,0%	0,0%	0,1%
equals	**25,7%**	19,7%	14,8%
less	**42,4%**	37,4%	34,4%
equals	**14,8%**	12,3%	9,7%
plus	**0,1%**	0,3%	0,1%
equals	**14,9%**	12,6%	9,8%
multiply	**78,0%**	84,0%	91,3%
equals	**11,6%**	10,6%	8,9%
multiply	**2,7**	2,5	2,6
equals	**31,3%**	25,9%	23,2%

	12 months ended 30 September 2004	12 months ended 30 September 2003	12 months ended 30 September 2002
Bad debts/margin	**19,4%**	19,4%	27,6%
Cost/income	**30,8%**	36,2%	36,6%
Cost/risk adj inc	**36,5%**	42,8%	46,6%

AFRICAN BANK

ADVANCES ANALYSIS

Rm	As at 30 September 2004	% growth	As at 30 September 2003	% growth	As at 30 September 2002
LENDING BOOKS	**4 685,3**	**13**	4 131,2	12	3 677,2
African Bank – retail debit order	**2 510,5**	**43**	1 761,3	52	1 162,4
African Bank – payroll	**933,6**	**(36)**	1 454,8	(19)	1 806,9
Credit Indemnity	**402,6**	**28**	315,6	28	246,7
Miners Credit	**378,8**	**18**	319,8	14	279,4
Standard Bank JV	**272,8**	**65**	165,3	44	115,0
Commercial Vehicle Finance	**187,0**	**63**	114,4	71	66,8
PAY DOWN BOOKS	**1 443,9**	**(34)**	2 182,9	(37)	3 489,5
Persal	**301,6**	**(34)**	457,5	(37)	731,6
Saambou PLB	**931,2**	**(37)**	1 473,1	(39)	2 396,3
Gilt Edged Management Services	**99,2**	**(27)**	135,2	(35)	208,6
African Contractor Finance	**94,2**	**(15)**	110,5	(22)	141,0
ABCommerce	**17,7**	**> 100**	5,0	n/a	0,0
Quatro and Safrich	**0,0**	**(100)**	1,5	(87)	12,1
Total advances	**6 129,3**	**(3)**	6 314,1	(12)	7 166,6
Less: Non-interest-bearing advances	**1 029,1**	**(27)**	1 415,3	n/a	–
Gross interest-bearing advances	**5 100,2**	**4**	4 898,8	(32)	7 166,6

ABIL classifies its gross advances portfolio into two main portfolios:

LENDING BOOKS – *These comprise the lending activities of the ongoing businesses of the group. It is these businesses that form the base for future growth and on which the majority of the group's earnings are derived. The lending books grew by 13% to R4 685 million (2003: R4 131 million). This level of growth is consistent with that of the prior two years, and is within the group's targeted medium-term growth of between 10% and 15% per annum. In African Bank Retail the debit order products grew strongly while the switch of focus away from payroll based products continued. Increased sales and new longer-term product offerings have resulted in a 28% increase in Credit Indemnity's book. Miners Credit experienced steady growth while the extension of the taxi recapitalisation programme implementation date to September 2010 triggered an upsurge in demand for taxi finance in Commercial Vehicle Finance. The Standard Bank JV grew by a solid 65%, as the strategy to expand their presence, especially in areas where African Bank is less well represented, proved successful.*

PAY DOWN BOOKS – *These comprise the acquired Saambou PLB and remaining Persal portfolios on which no new lending is taking place, as well as the smaller businesses that are being wound down. These portfolios continued to decline at expected rates.*

Higher sales offset both the rate of reduction in the pay down books, and the writing off of non-performing loans on which interest had been suspended, increasing gross interest-bearing advances to R5 100 million (2003: R4 899 million), which was at the lower end of group projections for the year.

Whilst total gross advances for the period have remained steady compared to the previous period, the shift in mix of an increasing proportion of lending books to pay down books, as well as the continuing swing from payroll products to retail debit order products, have all contributed to an overall increase in the total yield.

Looking forward, the pay down books will continue to decline to negligible levels over the next eighteen months and the change in mix between the payroll and retail products will level off. This, together with the introduction of greater levels of price segmentation in the retail portfolio, will result in the overall yield remaining largely steady for the next twelve months.



Portfolio mix effect on yield
100
80
60
40
20
0
Portfolio mix %
64
60
56
52
48
44
40
All-in yield %
50,7
55,4
59,5
61,1
Mar 03
Sep 03
Mar 04
Sep 04
Lending books
Paydown books
All-in yield

ADVANCES ANALYSIS – NUMBER AND AVERAGE SIZE OF LOANS

		As at 30 September 2004			As at 30 September 2003		
	Growth in number of loans %	**Gross advances balance outstanding Rm**	**Number of active loans 000**	**Average balance outstanding Rand**	Gross advances balance outstanding Rm	Number of active loans 000	Average balance outstanding Rand
LENDING BOOKS	4	**4 685**	**1 195**	**3 921**	4 131	1 145	3 608
African Bank – retail debit order	29	**2 511**	**536**	**4 682**	1 761	414	4 252
African Bank – payroll	(38)	**934**	**159**	**5 865**	1 455	255	5 704
Credit Indemnity	8	**403**	**244**	**1 649**	316	225	1 400
Miners Credit	(15)	**379**	**161**	**2 357**	320	188	1 700
Standard Bank JV	52	**273**	**93**	**2 937**	165	61	2 706
Commercial Vehicle Finance	66	**187**	**2**	**94 648**	114	1	96 134
PAY DOWN BOOKS	(43)	**1 444**	**173**	**8 323**	2 183	306	7 126
Persal	(43)	**302**	**46**	**6 607**	458	81	5 668
Saambou PLB	(48)	**931**	**99**	**9 401**	1 473	189	7 803
Gilt Edged Management Services	(22)	**99**	**29**	**3 471**	135	37	3 699
African Contractor Finance	(32)	**94**	**0**	**488 212**	111	0	389 246
ABCommerce	90	**18**	**0**	**930 263**	5	0	500 800
Quatro and Safrich	n/a	**0**	**n/a**	**n/a**	2	n/a	n/a
Total	(6)	**6 129**	**1 368**	**4 479**	6 314	1 451	4 350


AFRICAN
BANK

SALES ANALYSIS – NUMBER AND AVERAGE SIZE OF LOANS

	% change 2004 vs 2003	2004 Total	2004 3 mths Sep 04	2004 3 mths Jun 04	2004 3 mths Mar 04	2004 3 mths Dec 03	2003 Total	2003 3 mths Sep 03	2003 3 mths Jun 03	2003 3 mths Mar 03	2003 3 mths Dec 02
SALES VALUE (R MILLION)											
African Bank – payroll	(41)	**270,2**	**59,5**	**63,7**	**65,8**	**81,2**	454,4	109,4	118,9	117,1	109,1
African Bank – retail debit order	38	**2 155,1**	**576,5**	**513,7**	**493,8**	**571,1**	1 565,2	490,6	361,3	349,4	364,0
Credit Indemnity	18	**910,3**	**227,6**	**218,1**	**209,4**	**255,2**	772,5	219,6	193,9	188,2	170,8
Miners Credit	29	**595,4**	**147,9**	**147,9**	**131,1**	**168,6**	462,2	126,5	111,6	102,2	122,0
Standard Bank JV	78	**349,1**	**95,4**	**88,7**	**84,4**	**80,5**	196,1	62,9	50,0	40,2	43,0
Commercial Vehicle Finance	57	**138,3**	**44,4**	**38,4**	**28,9**	**26,5**	88,0	23,8	26,0	17,6	20,6
Total	25	**4 418,4**	**1 151,3**	**1 070,5**	**1 013,5**	**1 183,2**	3 538,3	1 032,8	861,6	814,6	829,4
NUMBER OF LOANS (000)											
African Bank – payroll	(51)	**26,5**	**5,8**	**6,2**	**6,4**	**8,1**	53,7	12,1	13,5	14,0	14,0
African Bank – retail debit order	28	**343,9**	**88,6**	**81,0**	**79,0**	**95,3**	269,5	83,7	63,1	61,1	61,6
Credit Indemnity	(3)	**583,5**	**142,5**	**131,0**	**139,6**	**170,4**	601,5	159,1	152,8	150,2	139,4
Miners Credit	(18)	**352,0**	**80,8**	**89,4**	**77,9**	**103,8**	426,8	104,2	106,2	101,8	114,5
Standard Bank JV	64	**77,4**	**20,6**	**19,6**	**18,9**	**18,3**	47,3	15,0	12,1	9,8	10,4
Commercial Vehicle Finance	52	**1,0**	**0,3**	**0,3**	**0,2**	**0,2**	0,6	0,2	0,2	0,1	0,1
Total	(1)	**1 384,1**	**338,5**	**327,4**	**322,0**	**396,1**	1 399,4	374,3	347,9	337,1	340,1
AVERAGE NEW LOAN SIZE (RAND)											
African Bank – payroll	21	**10 211**	**10 317**	**10 303**	**10 320**	**9 982**	8 458	9 014	8 802	8 332	7 773
African Bank – retail debit order	8	**6 267**	**6 507**	**6 340**	**6 250**	**5 995**	5 808	5 865	5 721	5 715	5 912
Credit Indemnity	21	**1 560**	**1 597**	**1 665**	**1 500**	**1 498**	1 284	1 381	1 269	1 253	1 225
Miners Credit	56	**1 692**	**1 832**	**1 653**	**1 682**	**1 623**	1 083	1 213	1 050	1 003	1 066
Standard Bank JV	9	**4 513**	**4 626**	**4 535**	**4 462**	**4 412**	4 146	4 188	4 133	4 123	4 121
Commercial Vehicle Finance	3	**145 409**	**151 642**	**143 854**	**144 005**	**139 468**	140 790	133 624	135 469	150 402	149 290
Total	26	**3 192**	**3 401**	**3 269**	**3 147**	**2 987**	2 528	2 759	2 476	2 417	2 439



Sales for the twelve months to 30 September 2004 increased by 25% to R4 418 million (2003: R3 538 million). However, the growth dynamics differed substantially between the different businesses in the group.

In the African Bank retail debit order and Standard Bank JV books, the number of loans increased by 28% and 64% respectively and the average size of loans by only 8% and 9%, as the sales strategy over the last year has been primarily focused on new client acquisition through new products and channels.

On the other hand, both Credit Indemnity and Miners Credit were successful in launching new longer-term products, mainly to the better performing repeat clients and their growth was achieved primarily from increases in loan size (21% and 56% respectively). Increased loan sizes imply longer terms, which had a negative impact on the number of loans (-3% and -18% respectively) as repeat clients received fewer, larger and longer-term loans.

The number of loans sold in the payroll books dropped 51% in line with the shift to retail debit order products but the loan size increased by 21%, due to the deliberate strategy of focusing the payroll product on large corporates with critical mass and lower risk client bands. Payroll loans sales have reached a steady state which should not change in the foreseeable future.

Looking forward to 2005, the group expects to grow sales between 10% and 20%, depending on market conditions and legislative developments.

Monthly sales history


Rand million
420
380
340
300
260
220
180
Sep 02
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03
Mar 04
Jun 04
Sep 04

AFRICAN BANK

PORTFOLIO UNDERWRITING MARGIN

As reported in the first half of 2004, the overall yield on the advances book (being interest, insurance and fees), has been increasing on the back of predominantly higher sales and changes in the mix of products in the portfolio and not through increased pricing. These dynamics increased the overall yield to 60,3% for the twelve months to 30 September 2004 from 52,9% for the equivalent period in 2003. The change in yield is explained by the following dynamics in the portfolio:

- Within the lending books, the higher yielding retail debit order products in African Bank Retail currently contribute some 90% of monthly sales, growing the debit order book by 43% over the period.
- The higher yielding businesses of Credit Indemnity and Miners Credit increased their weighting in the overall portfolio from 10% to 13% during the past twelve months, which increased their contribution to revenue from 21% to 25%.
- The pay down books, which have significantly lower yields, continued to fall from 35% of the overall portfolio to 24%.
- Insurance income has increased in line with sales growth in African Bank Retail and the Standard Bank JV, where the majority of insurance products are originated. Other non-interest income, comprising mostly fees and commissions, declined by R30 million compared to 2003. This decline was predominantly attributable to the decline in fee income in the discontinued and sold businesses, which dropped from R43 million in 2003 to R5 million in 2004 as well as a R17 million decline due to changes in the cost recovery structures in the Teba JV being offset against operating costs. Increased sales in African Bank Retail and the Standard Bank JV offset some of these declines.

The group has made steady progress in its efforts to provide better price differentiation to its clients. At African Bank Retail, the first stage of the project introduced more differentiation in the pricing of retail loans based on risk profiles in November 2003. The second stage comprise a new suite of scoring models, incorporating behavioural, operational and individual risk information, and a new set of re-priced products, which is being piloted and will be rolled out cautiously over the next six months. The impact of the National Credit Bill is also being assessed in light of the above, and the models will be modified to meet any of the new requirements of the Bill when enacted.

Credit Indemnity implemented its price targeting strategies earlier and hence reaped the benefits over the past twelve months. It experienced a substantial increase in sales without a notable increase in risk, by restricting credit to high-risk customers and promoting cheaper, longer-term, larger loans to low risk customers. This strategy, while resulting in a slight decline in yields, has been more than offset by higher gross advances and a steady cost base, which has lowered the average cost per loan.

CHARGE FOR BAD AND DOUBTFUL ADVANCES

The charge for bad and doubtful advances as a percentage of advances increased from 8,2% to 9,5%. However, the charge as a percentage of margin has remained steady at 19,4%. It is this latter ratio which is the most relevant to ABIL, as it indicates the robustness of the risk-based underwriting model and the resultant bad debt experience which emerges given changes to the mix of products and their respective pricing. The increase in the charge for bad and doubtful advances as a percentage of advances was the result of three main trends:

- Credit Indemnity and Miners Credit have increased their proportionate share of the portfolio. These businesses generally have higher bad debt charges as a percentage of advances, albeit they operate at higher margins.
- the Saambou PLB and Persal books which have low bad debt rates have been steadily declining as a percentage of the total portfolio.
- the cautious relaxation of credit criteria, which had the impact of lifting sales and therefore total income, has resulted in a slight increase in the vintage curves (1% to 2%), and this has led to a slightly higher bad debt charge as provisions on these loans are raised.

OPERATING EXPENSES

ABIL indicated a year ago that a key focus was a reduction in operating cost to a targeted 17% of gross average interest-bearing advances over the medium term. This was based on the fact that as the model had shifted from payroll to retail debit order, together with costs that were acquired with the Saambou PLB, this ratio had climbed to a high of 19,9%. Operating costs are the single biggest contributor to the pricing of our products and the optimisation of these cost structures is key to the group's competitiveness going forward.




Operating cost
Rand million
1 200
1 000
800
600
400
200
0
634,4
843,3
938,4
1 036,2
945,8
2000
2001
2002
2003
2004
Cost ratios (%)
Cost-to-income
Cost-to-advances
40
30
20
10
0
22
20
18
16
14
12
10
38,5
36,6
36,2
30,8
18,5
17,9
19,1
18,5
2001
2002
2003
2004
Cost-to-income
Cost-to-advances

The efforts of this focus during the current financial year has resulted in operating costs declining by 9% from R1 036 million to R946 million. The majority of these costs savings were achieved in the second half of the year.

Certain of the cost savings have been structural, as non-core businesses have been sold or wound down, whilst others have been due to a refining of the distribution channels and centralisation of certain back office functions. The changes made to the operating structures in October 2004 and a number of costs reduction strategies that are just starting to yield benefits give the group confidence that the targets set in 2003 are achievable and that costs will continue to decline over the next twelve to eighteen months.

TAXATION

As indicated in the interim results, the total taxation charge has increased substantially, primarily due to the R100 million in STC payments made on dividends declared, which included the R60 million STC on the special dividend paid in December 2003. In addition to a full 30% normal tax rate on profits, the group also incurred R60 million in apportioned input VAT disallowed. Excluding the STC on the special dividend, the tax rate was similar to last year.

FINANCING COSTS

The average cost of funds declined from 14,5% in 2003 to 12,7% in 2004. This was primarily due to the lower interest rate environment, combined with declining credit spreads on African Bank debt as the effects of the recent credit rating upgrades began to flow through. The lower interest rate environment however, also affected interest earned on cash balances, with the average interest rate earned being 390 basis points lower than in 2003.

The group issued the ABL3 bond in anticipation of the ABL1 bond maturing in February 2005, and hence is carrying a significant amount of cash reserves at the year-end. The dividend payment in December 2004 and ABL1 redemption will restore cash reserves to normal levels into 2005.

Asset quality – NPLs, provisions and credit losses

AFRICAN BANK

ASSET QUALITY ANALYSIS

R million	30 September 2004	% change	30 September 2003	% change	30 September 2002
ADVANCES					
Performing	**3 883**	5	3 689	(12)	4 177
Non-performing	**2 246**	(14)	2 625	(12)	2 990
Total	**6 129**	(3)	6 314	(12)	7 167
PROVISIONS FOR IMPAIRMENT AND RESERVES					
Portfolio provisions	**31**	2	30	(47)	56
Balance at beginning of period	**30**		56		153
Provisions raised (released)	**1**		(26)		(116)
Acquisitions/(disposals) of portfolio provisions	**0**		0		20
Specific provisions	**1 514**	(16)	1 793	(16)	2 123
Balance at beginning of period	**1 793**		2 123		273
Provisions raised	**567**		546		713
Bad debts written off (against provision)	**(845)**		(875)		(640)
Acquisitions/(disposals) of specific provisions	**(1)**		0		1 777
Stangen credit life reserves	**112**		91		87
Total provisions	**1 657**		1 914		2 266
Other insurance coverage	**0**		47		109
Total provisions and reserves	**1 657**	(15)	1 961	(17)	2 376
	12 mths 30 September 2004		12 mth 30 September 2003		12 mths 30 September 2002
INCOME STATEMENT CHARGES					
Charge for bad and doubtful debt	**484**	9	445	(20)	553
Portfolio provisions	**1**		(26)		(116)
Specific provisions	**567**		546		713
Recoveries	**(84)**		(75)		(43)
RATIOS	**%**	%	%	%	%
NPLs as a % of total advances	**36,6**		41,6		41,7
Total provisions as % of NPLs (NPL cover)	**73,8**		74,7		79,5
Specific provisions as % of total advances	**24,7**		28,4		29,6
Portfolio provisions as % of total advances	**0,5**		0,5		0,8
Credit life reserves as % of total advances	**1,8**		2,2		2,7
Total provisions and reserves as % of total advances	**27,0**		31,1		33,2
Income statement charge for bad debts as % of average gross advances	**9,5**		8,2		10,6
Bad debt write-offs as % of average gross advances	**13,5**		13,1		12,2
Bad debt recoveries as a % of write-offs	**9,9**		8,5		6,8

SEGMENTAL ADVANCES AND PROVISIONS ANALYSIS

	Gross advances	NPLs		Total provisions			Bad debts written off
	Rm	Rm	% of gross advances	Rm	% of gross advances	Provision coverage %	Rm
30 SEPTEMBER 2004							
Lending books	**4 685**	**1 152**	**24,6**	**864**	**18,4**	**75,0**	**479**
African Bank – retail debit order	**2 511**	**670**	**26,7**	**472**	**18,8**	**70,5**	**137**
African Bank – payroll	**934**	**353**	**37,8**	**255**	**27,3**	**72,3**	**191**
Credit Indemnity	**403**	**79**	**19,5**	**72**	**17,9**	**91,7**	**92**
Miners Credit	**379**	**50**	**13,2**	**42**	**11,0**	**83,8**	**39**
Standard Bank JV	**273**	**0**	**0,0**	**11**	**3,9**	**no NPLs**	**20**
Commercial Vehicle Finance	**187**	**1**	**0,6**	**12**	**6,4**	**>100%**	**0**
Pay down books	**1 444**	**1 094**	**75,7**	**794**	**55,0**	**72,6**	**366**
Persal	**302**	**226**	**74,9**	**151**	**50,2**	**67,1**	**66**
Saambou PLB	**931**	**675**	**72,5**	**458**	**49,2**	**67,9**	**296**
Gilt Edged Management Services	**99**	**84**	**84,9**	**78**	**79,1**	**93,2**	**3**
African Contractor Finance	**94**	**94**	**100,0**	**90**	**96,0**	**96,0**	**0**
ABCommerce	**18**	**15**	**83,4**	**15**	**83,5**	**100,1**	**0**
Quatro and Safrich	**0**	**0**	**n/a**	**0**	**n/a**	**no NPLs**	**2**
Total	**6 129**	**2 246**	**36,6**	**1 657**	**27,0**	**73,8**	**845**
30 SEPTEMBER 2003							
Lending books	4 131	1 086	26,3	864	20,9	79,6	503
African Bank – retail debit order	1 761	476	27,0	364	20,7	76,5	78
African Bank – payroll	1 455	501	34,5	395	27,2	78,9	292
Credit Indemnity	316	62	19,7	56	17,6	89,5	77
Miners Credit	320	47	14,5	36	11,3	77,9	42
Standard Bank JV	165	0	0,0	6	3,9	no NPLs	13
Commercial Vehicle Finance	114	1	0,6	7	5,8	>100%	0
Pay down books	2 183	1 539	70,5	1 097	50,2	71,3	372
Persal	458	312	68,2	211	46,0	67,5	120
Saambou PLB	1 473	1 048	71,1	749*	50,8	71,5	239
Gilt Edged Management Services	135	68	50,1	49	36,4	72,7	9
African Contractor Finance	111	111	100,0	87	78,5	78,5	4
ABCommerce	5	1	18,7	0	2,7	14,3	0
Quatro and Safrich	2	0	0,0	1	85,1	no NPLs	1
Total	6 314	2 625	41,6	1 961*	31,1	74,7	875

* Includes R47 million of off-balance sheet insurance coverage

NON-PERFORMING LOANS

NPLs continued to fall steadily and decreased by R379 million from R2 625 million in September 2003 to R2 246 million in September 2004.

The decrease in NPLs and resultant decline in provisions was due to:

- *a positive credit environment, which has resulted in a lower flow in of non-performing loans from the performing portfolios.*
- *aggressive write-offs of R845 million against provisions in 2004.*
- *increased cash collections and rehabilitation on the non-performing portfolios.*



Non-performing loans
(> 3 cumulative instalments in arrears)
Rand million
3 500
3 000
2 500
2 000
1 500
1 000
500
0
2 625
2 419
2 246
Sep 02
Mar 03
Sep 03
Mar 04
Sep 04



NPLs as % of advances
%
80
70
60
50
40
30
20
10
0
26,3
24,6
70,5
75,7
41,6
36,6
Lending books
Paydown books
Total
September 2003
September 2004

The aggregated NPLs as percentage of advances was 36,6% (2003: 41,6%). NPLs in the pay down books have decreased by R445 million over the period, but have increased to 75,7% (2003: 70,5%) as a percentage of the remaining pay down books, as performing loans continued to decrease, leaving mainly collection portfolios. Write-offs on these books were steady at R366 million (2003: R372 million). These portfolios will continue to decline through a combination of collections and write-offs over the course of the next year.

On the lending books, NPLs grew in absolute terms from R1 086 million to R1 152 million, an increase of 6%, however at a slower rate than the overall growth in these portfolio of 13%. This resulted in a slight decline in the NPL ratio for these loans from 26,3% in 2003, to 24,6% in 2004. This ratio is, however, a function of growth in sales and of the level of the vintages. At the current levels of both these variables, ABIL considers this level of NPLs to be within a steady state range for its business.

VINTAGES

Vintage curves track each month's new loans as a discrete portfolio and plot the cumulative proportion of each portfolio that migrates into various levels of default status measured by contractual number of missed instalments.

The ">2 missed instalment" vintage, which has been disclosed in each of the quarterly announcements this year, shows a more immediate impact on default rates and was used to reflect on the impact of increased sales during the current year.

The ">3 missed instalments" vintage reflects the vintage that coincides with the classification of NPLs.




Vintage graph – African Bank Retail (%)
(more than 2 missed instalments)
Non-performing capital as a % of original principal debt
20
15
10
5
0
3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20
Months on book
Jan 03
Feb 03
Mar 03
Apr 03
May 03
Jun 03
Jul 03
Aug 03
Sep 03
Oct 03
Nov 03
Dec 03
Jan 04
Feb 04
Mar 04
Apr 04
May 04
Jun 04


Vintage graph – African Bank Retail (%)
(more than 3 missed instalments)
Non-performing capital as a % of original principal debt
20
15
10
5
0
4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23
Months on book
Oct 02
Nov 02
Dec 02
Jan 03
Feb 03
Mar 03
Apr 03
May 03
Jun 03
Jul 03
Aug 03
Sep 03
Oct 03
Nov 03
Dec 03
Jan 04
Feb 04
Mar 04
Apr 04
May 04

The vintage graphs show a consistent trend between the > 2 month vintage and the > 3 month vintage, with some 60 – 70% of loans in arrears after 2 months, progressing into NPLs (> 3 months).

Both graphs also portray that for the current period the vintages have remained consistent with the trends established over recent reporting periods. ABIL indicated at the end of 2003 that it was going to take on more risk through increased sales. The African Bank Retail vintages charts reflect an increase of approximately 1% – 2% over this financial year, on the back of a 25% increase in sales. The group is satisfied that the increased sales and concomitant increase in margins have not been at the expense of unanticipated higher default risk.

AFRICAN BANK

PROVISIONS

Provisions reduced by 15% to R1 657 million, in line with the 14% reduction in NPLs. Thus the provision coverage of NPLs reduced slightly from 74,7% to 73,8% at September 2004. The reduction in provision coverage is mainly a function of the high levels of write-offs of loans.

This is the second full year of accounting for provisions under AC133, and the back-testing of the models is proving to be both reliable and accurate in the prediction of cash flows out of the impaired portfolios.

Whilst these non-performing loans are disclosed at gross values with related provisions, a more relevant risk view is the net value of these NPLs. This net value has declined from R711 million as at 30 September 2003 to R589 million as at 30 September 2004. Thus the value at risk (together with low resultant yields) and the high capital charge on these NPLs continues to decline.

The AC133 model (and thus the net value above) is primarily a function of the present value of expected cash flows. Based on an analysis of the NPLs for African Bank Retail as at 30 September 2003, which had a net value after provisions of R618 million, a total of R344 million was recovered in cash over the last 12 months. This represents 14,7% and 55,7% of the gross and net value of these loans respectively. Based on the present value discounting effect of these cash flows, this implies an approximate 30-month collection period at these rates of cash collection. The group is confident that the levels of provision coverage remain both conservative and consistent with prior periods.

Cash recoveries on bad debts previously written off improved from R75 million for 2003 to R84 million for the current financial year.



CAPITAL ADEQUACY

ABIL operates in an environment that requires higher levels than the minimum level of capital of 10% to risk weighted assets, as set by the Banks Act. Capital is required to ensure that there is a sufficient risk cushion to protect the balance sheet from shocks as well as to provide an appropriate level of credit enhancement for the raising of debt at competitive rates.

The current capital ratio for ABIL as at 30 September 2004 is 40,4% (September 2003: 44,5%), well above its optimal capital adequacy requirement.

CAPITAL ADEQUACY

	African Bank		ABIL Group	
R000	**30 Sep 04**	30 Sep 03	**30 Sep 04**	30 Sep 03
Total assets				
On-balance sheet assets	**7 240 618**	6 427 349	**7 335 027**	6 478 142
Off-balance sheet assets	**185 940**	155 724	**133 684**	96 876
	7 426 558	6 583 073	**7 468 711**	6 575 018
Risk weighted assets	**5 723 411**	5 442 172	**6 652 380**	6 239 830
Total capital				
Tier 1	**1 892 238**	2 088 061		
Tier 2	**95 654**	131 279		
Total	**1 987 892**	2 219 340	**2 688 093**	2 775 073
Capital adequacy	**%**	%	**%**	%
Tier 1	**33,1**	38,4		
Tier 2	**1,7**	2,4		
Total	**34,7**	40,8	**40,4**	44,5

ABIL has developed its own economic capital allocation methodology that is applied to its different asset classes to obtain an optimal level of capital to be maintained. A brief description of the main classifications is set out below:

- *Non-performing loans – the group considers it prudent to maintain capital equal to 100% of the residual NPLs that are not covered by the total provisions held.*
- *Performing loans – the group maintains capital equal to 3 times the average annual credit losses expected on these loans.*
- *Cash reserves – these are primarily invested with A1 banks and a capital ratio of 2% (2003: 4%) is maintained.*
- *Goodwill & Deferred tax assets – 100% capital is maintained.*
- *Policyholder investments – the risk on these assets is fully absorbed by the policyholder liability relating to these assets and thus no capital is required.*
- *Other assets – capital of 20% is maintained.*

The capital allocation model has been refined from the first version that was published in 2003 to, amongst others, also distinguish the capital allocated to ongoing business requirements and capital that is locked up in the pay down / discontinued books.

AFRICAN BANK

The above may be represented in the following tables:

CAPITAL ALLOCATION MODEL – 2004

	Balance sheet				Required capital		
R000	Ongoing businesses	Pay down books	Total balance sheet	% capital required	Ongoing businesses	Pay down books	Total balance sheet
SEPTEMBER 2004							
Non-performing loans	1 152 355	1 093 749	2 246 104				
Less provisions for impairment	(863 948)	(793 545)	(1 657 493)				
Net book value	288 407	300 204	588 611	100,0	288 407	300 204	588 611
Performing loans	3 532 991	350 170	3 883 161	28,5	1 006 902	99 798	1 106 701
Cash reserves	2 434 077	0	2 434 077	2,0	48 682	0	48 682
Goodwill	14 067	0	14 067	100,0	14 067	0	14 067
Deferred tax asset	35 739	0	35 739	100,0	35 739	0	35 739
Policyholders' investment	49 611	0	49 611	0,0	0	0	0
Other assets	329 761	0	329 761	20,0	65 952	0	65 952
Total on-balance-sheet assets	6 684 653	650 374	7 335 027		0	0	0
Off-balance-sheet assets	133 684		133 684	20,0	26 737	0	26 737
Total assets	6 818 337	650 374	7 468 711				
Insurance company CAR					107 799		107 799
Ideal capital					1 594 285	400 002	1 994 287
Group risk weighted assets (per DI returns)			6 652 380				
			% of risk weighted assets				
Actual qualifying capital as at 30 September 2004			40,4				2 688 093
Ideal capital as at 30 September 2004			30,0				1 994 287
Surplus capital			10,4				693 806

CAPITAL ALLOCATION MODEL – 2003

R000	Balance sheet Ongoing businesses	Pay down books	Total balance sheet	% capital required	Required capital Ongoing businesses	Pay down books	Total balance sheet
SEPTEMBER 2003							
Non-performing loans	1 086 242	1 539 033	2 625 275				
Less provisions for impairment	(847 717)	(1 066 634)	(1 914 351)				
Net book value	238 525	472 399	710 924	100,0	238 525	472 399	710 924
Performing loans	3 044 941	643 881	3 688 822	24,6	749 055	158 395	907 450
Cash reserves	1 628 036	0	1 628 036	4,0	65 121	0	65 121
Goodwill	20 463	0	20 463	100,0	20 463	0	20 463
Deferred tax asset	58 812	0	58 812	100,0	58 812	0	58 812
Policyholders' investment	53 682	0	53 682	0,0	0	0	0
Other assets	317 403	0	317 403	20,0	63 481	0	63 481
Total on-balance-sheet assets	5 361 862	1 116 280	6 478 142		0	0	0
Off-balance-sheet assets	96 876		96 876	20,0	19 375	0	19 375
Total assets	5 458 738	1 116 280	6 575 018				
Insurance company CAR					77 877		77 877
Ideal capital					1 292 710	630 794	1 923 503
Group risk weighted assets (per DI returns)			6 239 830				
			% of risk weighted assets				
Actual qualifying capital as at 30 September 2003			44,5				2 775 073
Ideal capital as at 30 September 2003			30,8				1 923 503
Surplus capital			13,6				851 570

The model indicates that the present optimal capital ratio is 30,0% (2003: 30,8%), relative to the actual capital adequacy of 40,4% (2003: 44,5%), leaving excess capital of R694 million. In addition, the down pay books are consuming R400 million of capital, albeit down from the R631 million as at 30 September 2003.

DIVIDEND POLICY

As stated previously, the group is committed to managing the capital base to optimal levels and this together with the group's outlook for growth dictates the dividend policy. For purposes of clarity and long-term forecasting, ABIL has split this policy into two components, namely ordinary dividends and special dividends.

AFRICAN BANK

Ordinary dividends are a function of the RoE the business is expecting to achieve and that portion of the profits required to be retained to back future asset growth. ABIL has a medium-term RoE objective of 30%, and believes that growth in the lending books will continue at between 10% and 15%. Thus, each year, between 50% and 67% of profits would be available for distribution resulting in a dividend cover of between 1,5 and 2,0 times. For the current year, the group has set its dividend cover at 1,75 times.

Special dividends are a function of structural changes and the capital released from the pay down books as they diminish. In 2003, a special dividend of 100 cents was paid which represented both an increase in targeted gearing though the introduction of the economic capital model and the release of the capital embedded in the pay down books from 2002 to 2003.

The economic capital model for 2004 has not changed to any material degree and the ideal capital has remained a constant 30%. However, the capital released from the pay down books amounts to R231 million, and it is this amount that supports the special dividend declared of 53 cents. This implies that the further R400 million of capital that is tied up in these pay down portfolios, will be released as further special dividends as these assets are realised over the next two years.

The sum of the final ordinary and special dividends plus related STC charges amounts to R584 million and against the surplus capital per the above models leaves R109 million buffer of surplus capital. On a pro forma basis, after STC, this distribution reduces the capital ratio to 31,4%.

CREDIT RATING

CA-Ratings affirmed its domestic long-term rating for African Bank of zaA- and its short-term rating of zaA1 in May 2004.

African Bank was assigned a national scale credit rating from Moody's Investors Service for the first time in June 2004. The rating of A2.za/Prime-1.za for long- and short-term respectively, was an upgrade to the Bank's previous long-term rating.

CASH RESERVES

In addition to the R490 million in statutory and prudential cash reserves (liquid and insurance prudential investments), the group has built up available cash reserves of R1 944 million as at 30 September 2004, again underlining the strong cash generative capability of the group. The cash will partially be utilised to redeem the outstanding portion of R673 million of the ABL1 bond in February 2005 and to pay the final and special dividends. A strategic cash buffer is maintained at all times.

	Average gross interest-bearing advances	Total revenue		Bad debt charge		Operating expenditure			Headline earnings
	Rm	Rm	% of adv	Rm	% of adv	Rm	% of adv	Cost to income %	Rm
12 MONTHS ENDED 30 SEPTEMBER 2004									
Continuing businesses	**4 865,1**	**3 042,8**	**62,5**	**431,0**	**8,9**	**906,1**	**18,6**	**29,8**	**914,9**
AB Retail	**3 759,4**	**2 085,2**	**55,5**	**280,3**	**7,5**	**611,6**	**16,3**	**29,3**	**608,4**
Credit Indemnity	**375,0**	**486,1**	**129,6**	**95,1**	**25,4**	**155,7**	**41,5**	**32,0**	**150,9**
Miners Credit	**356,2**	**273,5**	**76,8**	**40,2**	**11,3**	**92,3**	**25,9**	**33,7**	**80,4**
Standard Bank JV	**227,4**	**146,9**	**64,6**	**16,2**	**7,1**	**37,1**	**16,3**	**25,3**	**51,8**
Commercial Vehicle Finance	**147,0**	**51,2**	**34,8**	**(0,8)**	**(0,6)**	**9,4**	**6,4**	**18,3**	**23,4**
Discontinued businesses	**236,3**	**30,9**	**13,1**	**52,7**	**22,3**	**23,2**	**9,8**	**75,1**	**(42,4)**
Gilt Edged Management Services	**114,6**	**20,0**	**17,5**	**32,4**	**28,2**	**9,8**	**8,6**	**49,2**	**(21,5)**
African Contractor Finance	**101,1**	**1,3**	**1,3**	**5,5**	**5,4**	**3,6**	**3,6**	**276,0**	**(8,1)**
ABCommerce	**19,3**	**9,1**	**46,9**	**14,6**	**75,6**	**8,6**	**44,4**	**94,5**	**(11,0)**
Other (Quatro, etc)	**1,3**	**0,5**	**40,3**	**0,2**	**18,9**	**1,2**	**91,1**	**225,9**	**(1,9)**
Group and Consol		**0,5**		**0,0**		**16,4**			**(10,3)**
STC		**0,0**		**0,0**		**0,0**			**(100,2)**
Total	**5 101,4**	**3 074,3**	**60,3**	**483,7**	**9,5**	**945,8**	**18,5**	**30,8**	**762,1**
12 MONTHS ENDED 30 SEPTEMBER 2003									
Continuing businesses	5 115,6	2 760,8	54,0	376,5	7,4	939,2	18,4	34,0	761,2
AB Retail	4 334,6	2 024,6	46,7	270,9	6,2	636,4	14,7	31,4	572,2
Credit Indemnity	274,4	374,3	136,4	68,2	24,8	152,5	55,6	40,7	100,1
Miners Credit	280,7	237,6	84,7	23,4	8,3	117,7	41,9	49,5	51,4
Standard Bank JV	137,0	92,8	67,7	15,3	11,1	25,3	18,5	27,3	27,7
Commercial Vehicle Finance	88,8	31,5	35,4	(1,3)	(1,5)	7,3	8,2	23,3	9,8
Discontinued businesses	299,2	104,2	34,8	68,5	22,9	64,7	21,6	62,0	(39,2)
Gilt Edged Management Services	169,3	49,7	29,4	21,4	12,7	26,1	15,4	52,6	(10,1)
African Contractor Finance	122,5	15,5	12,6	45,5	37,1	14,8	12,1	95,9	(36,1)
ABCommerce	1,7	1,5	85,8	0,1	7,7	1,9	111,3	129,7	(0,5)
Other (Quatro, etc)	5,7	37,6	658,1	1,4	24,5	21,8	380,9	57,9	7,6
Group and Consol		0,7				32,3			(9,0)
STC		0,0							(33,0)
Total	5 414,8	2 865,7	52,9	444,9	8,2	1 036,2	19,1	36,2	680,1

AFRICAN BANK

RESTRUCTURING OF OPERATIONAL RESPONSIBILITIES

As a result of its strategic imperatives to drive down the cost of credit through the elimination of inefficiencies, ABIL restructured its activities with effect from 1 October 2004 into the following main responsibility areas:

- *Critical Mass Cluster*
  - *Distribution and Marketing – consists of the sales distribution and marketing functions of African Bank Retail, Credit Indemnity and Miners Credit.*
  - *Group Collections and IT – this division incorporates all the collections activities in African Bank Retail, the arrears collections of Credit Indemnity and Miners Credit and group IT.*
  - *Group HR.*
  - *Group Credit.*
- *The Innovation Unit – incorporating strategy development, product development and new business acquisitions (including the potential Africa strategy).*
- *Non-strategic Operations – the winding up or disposing of non-strategic assets.*
- *Group Finance, Treasury and Investor Relations – an integrated and group-wide approach to financial control, treasury and investor relations.*
- *Group Risk and Strategic Positioning – includes group risk, the strategic positioning of the group, regulatory development, the Standard Bank JV, and the business sustainability initiatives.*

NATIONAL CREDIT BILL

On 17 August 2004, the Department of Trade and Industry ("the dti") published a draft National Credit Bill for public comment. This followed extensive research conducted by the dti into the current legislation in South Africa around the provision of credit-related products. There is widespread consensus that the existing legislation, namely the Usury Act of 1968, the Credit Agreements Act of 1980 and the Exemption Notice to the Usury Act of 1999, have resulted in a fragmented and outdated framework and which have also contributed to creating a somewhat dysfunctional and polarised credit market.

The National Credit Bill proposes to consolidate all existing legislation, as well as introducing much broader consumer rights, increased rules and procedures pertaining to the activities of credit providers and the introduction of a single National Credit Regulator to administer and regulate the credit industry. The Bill is currently being debated by various industry and public sector role players, and a number of changes have already been incorporated into subsequent drafts. It is expected that a final draft Bill will be published soon, and then taken through the parliamentary process which, if successful, will be promulgated during the second half of 2005.

ABIL is supportive of the principles and objectives of the dti in this process and has also been actively involved in the consultative process, bringing ABIL's experiences in its market segment to the various forums and debates. In particular, ABIL believes that effective harmonisation of the credit legislation and the removal of market segmentation and polarisation caused by the current disparate legislation will be positive.

The crux of the debates and issues revolve principally around the delicate balance between consumer protection, rights and obligations on the one hand, and the impact that this may have on both the price of and continued expansion of access to credit on the other. ABIL is comfortable that these issues are being heard and addressed, however is also accepting the fact that the consultation process will conclude, the legislation will be passed, and accordingly ABIL will adapt its business model to deal with the consequences of whatever the final outcome of the Bill is.

ABIL is confident that there is a convergence of the issues being addressed by the proposed Bill and its current strategic focus as discussed earlier, and consequently believes that it will be well prepared to meet both the challenges and opportunities that this new National Credit Bill offers.



BLACK ECONOMIC EMPOWERMENT (BEE) AND THE FINANCIAL SECTOR CHARTER

ABIL is a signatory to the Financial Sector Charter and the Financial Summit Agreement, both of which are intended to facilitate meaningful transformation, empowerment and access to financial services for sectors of the economy that were previously disadvantaged by the political regimes of the past. For us at ABIL, BEE represents a commitment and investment in sustainability and growth and in this respect we are proud of our achievements thus far.

- *ABIL has a client base of 1,4 million of whom over 90% are estimated to be black people. Loan disbursements cover all nine provinces of the country. Based on an independent survey conducted for African Bank, approximately 16% of ABIL's loans are used for incremental housing construction and home improvement. We believe that access to incremental housing finance is of vital importance in improving housing conditions for millions of South Africans. Some R300 million is invested in the SME market largely via asset-based finance in the taxi industry.*

- *ABIL's human resources development strategy is well on track. The proportion of black people in management is:*
  - *12,5% for senior management against a target of 20% for 2008;*
  - *26,7% for middle management against a target of 30% for 2008;*
  - *31,6% for junior management against a target of 40% for 2008.*

The proportion of black women in senior management is 1,6% against a target of 4% for 2008. Women representivity at middle and junior management levels is at 14% (against a target of 10% for 2008) and 14% (against a target of 15% for 2008) respectively. Whilst the targets for the Financial Sector Charter in respect of black women are set out above, ABIL has set its own more aggressive targets.

- *Our procurement policy for discretionary expenditure is geared towards benefiting empowered suppliers, and in the past financial year procurement from such suppliers amounted to 44% of measurable discretionary expenditure.*

- *Through the African Bank Foundation, ABIL is already spending in excess of the Financial Sector Charter target of 0,5% of post-tax operating profits on social projects.*

- *ABIL has for some time been exploring a BEE equity transaction and expects to announce a proposed deal in 2005. ABIL is committed to achieving a broad-based equity empowerment structure, with emphasis on people closely associated with the group, including management, employees, clients and existing small shareholders. This is in line with our philosophy of entrepreneurship and empowering our own people.*

GEMS

On 10 November 2004, ABIL announced that GEMS, a subsidiary of the group via Theta Investments Limited, and which has been in the process of being closed down, was investigated by the DSO under various charges of corruption resulting from payments made to Samwu union officials by certain GEMS officials during 1999 – 2002. ABIL fully co-operated with the DSO during the investigations and GEMS agreed to plead guilty and accept full responsibility for the actions of the officials concerned. GEMS also agreed to pay reparations to customers who may have been prejudiced by these actions.

Whilst an unacceptable scar on the closure of the financial year for the ABIL group, the financial effects of this court order has not affected the group's ability to deliver on its financial targets for this year or future years. ABIL remains committed to upholding the highest levels of ethics and integrity, and is confident that this was an isolated issue.


AFRICAN
BANK



ACCOUNTING POLICIES

The accounting policies adopted for purposes of this report comply with South African Statements of Generally Accepted Accounting Practice as well as with applicable legislation. They are consistent with the prior period.

REVIEW OPINION

These preliminary annual financial results have been reviewed by the group's external auditors, Deloitte & Touche, and their unqualified review opinion is available for inspection at the group's offices.

DECLARATION OF DIVIDEND

On 11 November 2004, the board of directors proposed and approved a final dividend No 8 of 57 cents per ordinary share.

The board also approved a special dividend No 2 of 53 cents per share.

The two dividends will be paid out simultaneously.

Salient dates for dividend payments:

Last day to trade cum-dividend	*Friday, 3 December 2004*
Shares commence trading ex-dividend	*Monday, 6 December 2004*
Record date	*Friday, 10 December 2004*
Payment of dividend	*Monday, 13 December 2004*

Share certificates may not be dematerialised or rematerialised between Monday 6 December 2004 and Friday 10 December 2004, both days inclusive.

On behalf of the board

Ashley Mabogoane, Chairman
Gordon Schachat, Executive Deputy Chairman
Leon Kirkinis, Chief Executive Officer

15 November 2004

Features

- Headline earnings per share of 161,6 cents (2003: 140,4 cents)
- Return on assets of 11,6% (2003: 10,6%)
- Improved capital management and operating performance lift return on equity to 31,3% (2003: 25,9%)
- R684 million in dividend payments – total ordinary dividends of 92 cents and special dividend of 53 cents declared for the year
- Sales up by 25%, resulting in steady increase of 13% in lending books.
- Continued positive change in product mix lifts total margins and revenues

www.africanbank.co.za

Notes

Features



- Bad debt to margin 19,4% (2003: 19,4%)
- Operating costs down R90 million resulting in cost to advances ratio of 18,5% (2003: 19,1%)
- Effective tax rate of 42,4% (2003: 37,4%), affected by R100 million in STC payments
- Long-term credit rating upgrade to "A" reduces funding costs to 12,7% (2003: 14,5%)
- Free cash reserves of R1,9 billion (2003: R1,1 billion)

www.africanbank.co.za

RoA and RoE




Return on assets
%
16
14
12
10
8
6
4
2
0
13,9
8,9
10,6
11,6
2001
2002
2003
2004
Return on assets
Target


Return on equity
%
35
30
25
20
15
10
5
0
31,6
23,2
25,9
31,3
2001
2002
2003
2004
Return on equity
Target

www.africanbank.co.za

Dividends per share

AFRICAN BANK

Dividends per share

180
160
140
120
100
80
60
40
20
0

cents

100
53
25 30 56 92

2001 2002 2003 2004

■ Ordinary DPS □ Special DPS

Dividend cover

6
5
4
3
2
1
0

times

5,1
3,5
2,5
1,76

2001 2002 2003 2004

	2001	2002	2003	2004
Interim	10	12	25	35
Final	15	18	31	57

www.africanbank.co.za

Notes

Strategic direction for 2005 and beyond



- Focus and simplification
  - narrowed to areas of core competence
  - reduced product complexity
  - optimise sales and distribution channels
  - RoE before balance sheet size
- Sustaining market leadership
  - further customer risk and pricing segmentation
  - lowest cost producer
  - improve client retention
- Adaptability and innovation
  - National Credit Bill – changing landscape
  - responding to customer needs and choices
  - leading the continued development of our market

www.africanbank.co.za

Dynamic business drivers




Sales volumes
Pricing
RoA
Cost efficiency
Risk and bad debts

The opportunity exists to use other drivers to compensate for negative impacts in any one area

www.africanbank.co.za

RoE model

AFRICAN BANK

	12 months ended 30 Sep 2004	12 months ended 30 Sep 2003	12 months ended 30 Sep 2002
Interest/advances	48,8%	42,4%	38,3%
Assurance/advances	5,7%	4,6%	5,0%
Other income/advances	5,8%	6,0%	5,7%
Total yield	**60,3%**	**52,9%**	**49,0%**
less			
Bad debts/advances	(9,5%)	(8,2%)	(10,6%)
Opex/advances	(18,5%)	(19,1%)	(17,9%)
Financing costs/advances	(6,6%)	(5,9%)	(5,8%)
Operating margin (*equals*)	25,7%	19,7%	14,8%
less			
Tax rate	42,4%	37,4%	34,4%
equals	14,8%	12,3%	9,7%
less			
Advances to total assets adjustment	(3,2%)	(1,8%)	(0,8%)
equals			
Return on assets	11,6%	10,6%	8,9%
multiply			
Gearing	2,7	2,5	2,6
equals			
Return on equity	31,3%	25,9%	23,2%
Bad debts/margin	19,4%	19,4%	27,6%
Cost/income	30,8%	36,2%	36,6%

www.africanbank.co.za

Notes

Advances



Advances analysis

Rm	% growth	2004	2003
Lending books	**13**	**4 685,3**	**4 131,2**
African Bank – retail debit order	43	2 510,5	1 761,3
African Bank – payroll	(36)	933,6	1 454,8
Credit Indemnity	28	402,6	315,6
Miners Credit	18	378,8	319,8
Standard Bank JV	65	272,8	165,3
Commercial Vehicle Finance	63	187,0	114,4
Pay down books	**(34)**	**1 443,9**	**2 182,9**
Total advances	**(3)**	**6 129,3**	**6 314,1**
Less: Non-interest-bearing advances	(27)	1 029,1	1 415,3
Gross interest-bearing advances	**4**	**5 100,2**	**4 898,8**

www.africanbank.co.za

Advances



- Four-year compound growth in lending books 21,8%
- New businesses grew from R209 million to R968 million in four years – successful, despite some failures
- Retail debit order business dominant and profitable


Growth in lending books
R billion
5
4
3
2
1
0
2000
2001
2002
2003
2004
209
1 875
934
2 783
968
Payroll
Retail debit order
Innovation initiatives

www.africanbank.co.za

Sales and clients

AFRICAN BANK

- Sales for 12 months increased by 25% to R4 418 million
- 1,4 million new loans advanced
- Improvements in retention and growth of new customers
- Largest player but only 25% market share
- Significant room to grow in local market
- Africa – opportunities identified, no big capital investments
- 10% - 20% growth expected for 2005, dependent on market conditions and legislative developments

www.africanbank.co.za

Notes

Sales and clients



Monthly sales history


R million
420
380
340
300
260
220
180
Sep 02
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03
Mar 04
Jun 04
Sep 04

www.africanbank.co.za

Sales and clients



Four dimensions to growth strategy

Retention	Growing new clients
• Repeat business: African Bank Retail from 60% to 69% Credit Indemnity 81% Miners Credit 97%	• New client acquisition through new channels – number of loans up 28% (AB) and 64% (Std Bank JV) • Distribution network optimisation • Innovation
Pricing	**Service**
• Client segmentation • Behavioural scoring	• Consumer pledge • Turnaround times • Branch integration provides wider choice

www.africanbank.co.za

Sales and clients

AFRICAN BANK

Price differentiation

- Difference between highest and lowest rates 36% (Mar 2004: 27%)
- Percentage of sales in the reduced rate and constant rate categories 78% (Mar 2004: 64%)
- Re-priced products based on behavioural scoring in pilot phase, to be rolled out over six months

Impact of price differentiation on interest rates charged

45
40
35
30
25
20
% of sales
36
34
30
42
36
22
Mar 2004
Sep 2004
— Reduced rate — Constant rate — Higher rate

www.africanbank.co.za

Notes

Underwriting margin and costs



Operating margin analysis



% average gross interest-bearing advances
48,2
49,0
52,9
60,3
Total yield
After-tax operating margin
Operating expenses
Charge for bad debts
Net financing cost
Tax charges
16,8
9,7
12,3
14,8
18,5
17,9
19,1
18,5
0,1
10,6
8,2
9,5
4,6
5,8
5,9
6,6
8,2
5,1
7,4
10,9
2001
2002
2003
2004

www.africanbank.co.za

Underwriting margin and costs



Portfolio mix effect

- Greater proportion higher yielding lending books
- Greater proportion retail products
- Increased contribution from higher yielding Credit Indemnity and Miners Credit



Portfolio mix effect on yield
Portfolio mix %
All-in yield %
50,7
55,4
59,5
61,1
Mar 03
Sep 03
Mar 04
Sep 04
Lending books
Pay down books
All-in yield

www.africanbank.co.za

Underwriting margin and costs

AFRICAN BANK

Operating cost

Year	R million
2000	634,4
2001	844,3
2002	938,4
2003	1 036,2
2004	945,8

Cost ratios

Year	Cost to income (%)	Cost to advances (%)
2001	38,5	18,5
2002	36,6	17,9
2003	36,2	19,1
2004	30,8	18,5

www.africanbank.co.za

Notes

Asset quality – NPLs and provisions



Advances and provisions analysis

Rm	2004	% change	2003	% change	2002
Advances					
Performing	3 883	5	3 689	(12)	4 177
Non-performing	2 246	(14)	2 625	(12)	2 990
Total	6 129	(3)	6 314	(12)	7167
Ratios (%)					
NPLs as % of total advances	36,6		41,6		41,7
Total provisions as % of NPLs (NPL cover)	73,8		74,7		79,5
Bad debt writeoffs as % of average gross advances	13,5		13,1		12,2

www.africanbank.co.za

Asset quality – NPLs and provisions



%	2004	2003	2002
Interest yield	**48,8**	42,4	38,3
Bad debt charge	**9,5**	8,2	10,6
Bad debt/margin	**19,4**	**19,4**	**27,6**

The group manages risk-adjusted returns in its pricing methodology

www.africanbank.co.za

Asset quality – NPLs and provisions

AFRICAN BANK

Non-performing loans
(>Three cumulative instalments in arrears)

R million

3 500
3 000
2 500
2 000
1 500
1 000
500
0

2 990 | 2 780 | 2 625 | 2 419 | 2 246

Sep 02 | Mar 03 | Sep 03 | Mar 04 | Sep 04

NPLs as % of advances

%

80
70
60
50
40
30
20
10
0

26,3 | 24,6 | 70,6 | 75,7 | 41,6 | 36,6

Lending books | Pay down books | Total

■ Sep 03 □ Sep 04

www.africanbank.co.za

Notes

Asset quality – NPLs and provisions


AFRICAN
BANK

Vintage graph – African Bank Retail

More than three missed instalments


Non-performing capital as % of original principle debt
20%
15%
10%
5%
0%
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
Months on book
Oct 02
Nov 02
Dec 02
Jan 03
Feb 03
Mar 03
Apr 03
May 03
Jun 03
Jul 03
Aug 03
Sep 03
Oct 03
Nov 03
Dec 03
Jan 04
Feb 04
Mar 04
Apr 04
May 04

www.africanbank.co.za

Capital, cash flow and funding


AFRICAN
BANK

ABIL Group capital (%)


50
45
40
35
30
25
20
15
10
5
0
38,1
43,6
44,5
Current
target
36,8
40,4
Sep 02
Mar 03
Sep 03
Mar 04
Sep 04

www.africanbank.co.za

Capital, cash flow and funding

AFRICAN BANK

Ordinary dividend cover

Ordinary dividends = Profits – capital retained for future growth

On the expectation that:

1. we achieve the 30% RoE we set ourselves; and
2. the lending books grow by 10%–15% as per our outlook and the history of the past two years,

we will retain 33%–50% of profits for asset growth and distribute the rest to shareholders.

This implies that we will maintain a dividend cover of between 1,5 – 2,0 times

For this year we have set the dividend cover at 1,75 times

www.africanbank.co.za

Notes

Capital, cash flow and funding



Special dividends

Special dividends = capital released from pay down books plus structural changes in capital model

1. Capital tied up in pay down books

		Rm
	2003	631
	2004	400
		231

2. Small reduction in ideal capital 30,0% (2003: 30,8%)

Thus we have declared a special dividend of 53 cents

www.africanbank.co.za

Capital, cash flow and funding





Bond spreads over benchmarks
4
3
2
1
0
%
J/03
A/03
J/03
O/03
J/04
A/04
J/04
O/04
— ABL1(R150/R151) — ABL2 (R194) — ABL3 (R194)

Improved perceptions



Maturity profile of assets and liabilities
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
R million
0-31 days
32-91 days
92-181 days
182-365 days
>365 days
Assets
Liabilities
Cum. Position

Strong liquidity

www.africanbank.co.za

Capital, cash flow and funding

AFRICAN BANK

Cash flow analysis

Rm	Reviewed 12 months to 30 September 2004	Audited 12 months to 30 September 2003
Cash generated from operations	1 973	1 667
Increase in gross advances	(661)	(22)
Other	418	(811)
Increase in cash from business activities	1 730	834
Shareholders payments	(904)	(303)
Increase in total cash	825	530
Cash at the beginning of the period	1 346	816
Cash at the end of the period	2 171	1 346
Made up as follows:		
Short-term deposits and cash	1 944	1 149
Bank overdraft	(4)	0
Statutory cash reserves – Insurance	231	197

www.africanbank.co.za

Notes

Capital, cash flow and funding

Preference shares

- Exploring the viability of Tier 1 preference share equity
- Target – approximately 20% of capital required
- Non-redeemable, non-cumulative
- Possibly used to back a BEE deal – transparent costing
- Subject to both shareholder and regulatory approvals

www.africanbank.co.za

Other issues


AFRICAN
BANK

- National Credit Bill
- Progress on Financial Sector Charter requirements
- BEE
- GEMS

www.africanbank.co.za

Looking ahead

AFRICAN BANK

- Continuous trade-off between margin, volume, bad debts and cost absorption. For 2005 we expect:
  - Flat, stable margins
  - Cautious sales
  - Steady bad debt/margin ratios
  - Driving costs down towards 17% target
- Strong focus on customer and price segmentation strategy
- Repositioning and optimisation of the distribution network
- Search for innovation opportunities

THE GROUP IS CONFIDENT THAT IT WILL AGAIN MEET ITS RoA AND RoE TARGETS FOR 2005

www.africanbank.co.za

Notes

Notes

Company information and registered address

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL) (ISIN: ZAE000030060)

REGISTERED OFFICE
59 16th Road
Midrand, 1685
Private Bag X170, Midrand, 1685
Telephone *+27 11 256 9000*
Telefax *+27 11 256 9504*

SHARE TRANSFER SECRETARIES
Ultra Registrars (Pty) Limited
11 Diagonal Street, Johannesburg, 2001
Telephone *+27 11 834 2266*
africanbank@ultrareg.co.za

INVESTOR RELATIONS AND SHAREHOLDER DETAILS

	Lydia du Plessis	Karen de Beer	Hilda Sons
Telephone	+27 11 256 9246	+27 11 256 9048	+27 11 256 9196
Telefax	+27 11 256 9217	+27 11 315 3404	+27 11 315 3404
Email	investor.relations@africanbank.co.za		


AFRICAN
BANK

BOARD OF DIRECTORS
AS Mabogoane (Chairman), G Schachat (Deputy Chairman), L Kirkinis (CEO)*, JA de Ridder*, A Fourie*, DB Gibbon, BD Goba, AG Herselman*, JJ Kekane, SA Levitt, MLD Marole*, R Naidoo, BJT Shongwe, TM Sokutu*, BPF Steele, GZ Steffens (German), DFG Tembe (Mozambique) A Tugendhaft, DF Woollam**
* Executive

GROUP SECRETARY
S Martin

GRAPHICOR 31295


AFRICAN
BANK